UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[x] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 17, 2005

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period __________ to __________

Commission File Number 333-13302

A. Full title of the Plan: PROFIT-SHARING AND RETIREMENT PLAN OF FOOD LION, LLC

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Etablissements Delhaize Frères et Cie "Le Lion" (Groupe Delhaize)
Square Marie Curie 40
1070 Brussels, Belgium

FOOD LION, L.L.C.

PROFIT-SHARING AND RETIREMENT PLAN

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 17, 2005

AND DECEMBER 18, 2004

INDEPENDENT AUDITORS' REPORT

IN

ACCORDANCE WITH THE

PUBLIC COMPANY OVERSIGHT BOARD STANDARDS

& COMPANY, LLC

PROFIT-SHARING AND RETIREMENT PLAN OF
FOOD LION, LLC
For the Years ended December 17, 2005 and December 18, 2004

CONTENTS

NOTE: All other schedules required by Section 2520.130-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

& COMPANY, LLC
Consultants and Certified Public Accountants

Meeting the Toughest Challenges.
Inspiring Confidence.SM

INDEPENDENT AUDITORS' REPORT

To Participants and Plan Administrator of
Profit-Sharing and Retirement Plan of
Food Lion, LLC:

We have audited the accompanying statement of net assets available for benefits of the Profit-Sharing and Retirement Plan of Food Lion, LLC (the "Plan") as of December 17, 2005, and the related statement of changes in net assets available for benefits for the year ended December 17, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 18, 2004, were reported on by other auditors' whose report was dated June 15, 2005. These auditors' issued an unqualified opinion for those financial statements for the year then ended.

We conducted our audit in accordance with the standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 17, 2005, and the changes in net assets available for benefits for the year ended December 17, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Milligan & Company LLC

Milligan & Company, LLC
Philadelphia, Pennsylvania

June 15, 2006

Deloitte.

Deloitte & Touche LLP
1100 Carillon Building
2700 West Trade Street
Charlotte, NC 28202
USA

Tel: +1 704 887 1500
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of and Participants in
Profit-Sharing and Retirement Plan of Food Lion, LLC:

We have audited the accompanying statement of net assets available for benefits of Profit-Sharing and Retirement Plan of Food Lion, LLC (the "Plan") as of December 18, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 18, 2004, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

June 15, 2005

PROFIT-SHARING AND RETIREMENT PLAN OF FOOD LION, LLC
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 17, 2005 and December 18, 2004

	2005	2004
Assets:		
Plan interest in Food Lion, Inc. Master Trust:		
Participant-directed investments	$ 706,231,076	$ 688,071,154
Participant loans	59,851,793	64,629,351
Total plan interest in Food Lion, Inc. Master Trust	766,082,869	752,700,505
Receivables:		
Employer's contributions	21,968,801	22,977,225
Participants' contributions	1,604,822	1,560,411
Total receivables	23,573,623	24,537,636
Net assets available for benefits	$ 789,656,492	$ 777,238,141

The accompanying notes are an integral part of these financial statements.

PROFIT-SHARING AND RETIREMENT PLAN OF FOOD LION, LLC
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
FOR PLAN BENEFITS
For the years ended December 17, 2005 and December 18, 2004

	2005	2004
Additions:		
Additions in net assets attributed to:		
Contributions:		
Employer's	$ 30,312,330	$ 28,487,170
Participants'	13,306,563	12,160,218
Participants' rollovers	732,909	527,754
Total contributions	44,351,802	41,175,142
Plan interest in Food Lion, Inc. Master Trust investment income	37,314,087	75,236,224
Transfers from other plans	133,665	2,161,348
Total additions	81,799,554	118,572,714
Deductions:		
Deductions in net assets attributed to:		
Benefits paid to participants	68,434,077	62,712,104
Administrative expenses	722,200	647,347
Transfers to other plans	224,926	748,508
Total deductions	69,381,203	64,107,959
Net increase	12,418,351	54,464,755
Net assets available for benefits:		
Beginning of year	777,238,141	722,773,386
End of year	$ 789,656,492	$ 777,238,141

The accompanying notes are an integral part of these financial statements.

PROFIT-SHARING AND RETIREMENT PLAN OF FOOD LION, LLC
NOTES TO FINANCIAL STATEMENTS
For the years ended December 17, 2005 and December 18, 2004

1. DESCRIPTION OF THE PLAN

The following description of the Profit-Sharing and Retirement Plan of Food Lion, LLC (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General—The Plan is sponsored by Food Lion, LLC (the "Company"), a wholly owned subsidiary of Delhaize America, Inc. The Plan is a defined contribution plan. A committee appointed by the Board of Directors of the Company controls and manages the operation and administration of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility—All officers and employees of the Company who have completed 1,000 hours of service without a subsequent break in service are eligible to participate in the profit-sharing portion of the Plan. The Plan allows eligible employees to contribute a portion of their compensation to the Plan on a pre-tax basis as allowable under Internal Revenue Code ("IRC") Section 401(k). This provision of the Plan is referred to as the associates' savings portion of the Plan. All employees of the Company become participants in the associates' savings portion of the Plan when they have completed 500 hours of service in a 12-month period ending on the last calendar day of the month.

Fiscal Year—The Plan's fiscal year coincides with the date of the Company's final payroll period of each calendar year.

Contributions—Each year, participants may contribute, on a pretax basis, up to 50 percent of their annual compensation, as defined in the Plan, to the associates' savings portion of the Plan, subject to certain IRC limitations. The Company makes a safe harbor matching contribution equal to 100 percent of associate savings contribution on the first 3 percent of base compensation and 50 percent of the associate savings contribution on the next 2 percent that a participant contributes to the Plan through salary-reduction contributions. The Company makes a discretionary retirement contribution of 3 percent of compensation for each eligible participant. In addition, the Company may make an additional retirement contribution of up to 2 percent depending on the financial performance of the Company during the Plan year. For 2005 and 2004, such contribution was 3 and 3.57 percent respectively, of participants' eligible compensation and totaled $21,632,693 and $22,687,734, net of forfeitures in the amount of $4,000,000 and $6,481,298, respectively. The contribution is generally paid in the first quarter of the following year. Minimum contributions and maximum additions are set forth in the Plan document, as amended. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Continued

1. DESCRIPTION OF THE PLAN, continued:

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, the Company's match to participant's contributions, allocations of Company profit-sharing contributions and Plan earnings, and charged with benefit payments and allocations of Plan losses and administrative expenses.

Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Master Trust—The Plan's investment assets are primarily held in a Trust account at AMVESCAP National Trust Company (the "Custodian") and consist of an undivided interest in an investment account of the Food Lion, Inc. Master Trust (the "Master Trust"), a master trust established by Delhaize America, Inc, which is administered by Princeton Retirement Group (the "Trustee"), effective July 15, 2005. The Trustee prior to July 15, 2005 was AMVESCAP Retirement, Inc. Use of the Master Trust permits the commingling of trust assets with the assets of the Profit-Sharing and Retirement Plan of Kash n' Karry Food Stores, Inc. (the "Kash n' Karry Plan") for investment and administrative purposes. Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net income or loss of the investment account to the participating plans. The net investment income or loss of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds, a common collective trust, the Delhaize Group American Depository Shares Fund, and The Food Lion, LLC Master Trust Stable Value Fund as investment options for participants. In the event the participant fails to direct their investments 100%, any portion not properly directed shall be invested in the Stable Value Fund.

The Delhaize Group American Depository Shares Fund invests primarily in Money Market instruments and American Depository Receipts ("ADRs") representing the ordinary shares of Etablissements Delhaize Fréres et Cie "Le Lion" S.A. ("Delhaize Group"), the parent company of the Company. The Food Lion, LLC Master Trust Stable Value Fund is a separately managed account, which invests primarily in fully benefit-responsive Guaranteed Investment Contracts. The crediting interest rates of the guaranteed investment contracts ranged from 3.80 percent to 7.21 percent and 3.85 percent to 6.99 percent at December 17, 2005 and December 18, 2004, respectively.

1. DESCRIPTION OF THE PLAN, continued:

Vesting—Participants are vested immediately in their contributions to the associates' savings portion of the Plan and the Company's safe harbor matching contribution, plus actual earnings thereon. Vesting in the Company's profit-sharing portion of their accounts is based on years of service, as defined in the Plan. A participant is 100 percent vested in the Company's profit-sharing contribution after five years of service. Forfeited accounts of terminated participants may be used to reduce Company contributions, pay plan expenses, or may be allocated among eligible participants in accordance with the provisions of the Plan.

Participant Loans—Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum of $50,000 or 50 percent of their vested account balances, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with local prevailing rates as determined by the plan administrator. Effective June 1, 2003, participants may have up to two loans outstanding at any time. Only one loan was permitted to be outstanding prior to June 1, 2003. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits—On termination of service due to death, disability, retirement, or other reasons, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account.

Forfeited Accounts—At December 17, 2005 and December 18, 2004, forfeited nonvested accounts totaled $6,502,828 and $8,689,378, respectively. These accounts will be used to reduce future employer contributions or pay expenses of the Plan, as provided in the Plan document.

Other—Employees of the Company may become eligible to participate in other defined contribution plans sponsored by other subsidiaries of Delhaize America, Inc. as a result of changes in employment between the subsidiaries. The resulting transfers of participant account balances to and from other plans have been reflected as such in the accompanying statement of changes in net assets available for benefits. During 2005, ($202,439) and $45,431 of participant account balances were transferred to and from the Kash n' Karry Plan. During 2004, ($748,508) and $206,619 of participant account balances were transferred to and from the Kash n' Karry Plan. During 2005, ($22,487) and $88,234 of participant account balances were transferred to and from the Hannaford Savings and Investment Plan. During 2004, $1,954,729 of participant account balances were transferred from the Hannaford Savings and Investment Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Continued

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Risks and Uncertainties—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds, common stock, and fully benefit responsive contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan's interest in the Master Trust is presented at fair value, except for the guaranteed investment contracts held by The Food Lion, Inc. Master Trust Stable Value Fund, which are fully benefit-responsive and are therefore presented at contract value, which has been determined based on the fair value of the underlying investments of the Master Trust. In instances wherein quoted market prices are not available, the fair value of investments is estimated primarily by independent investment brokerage firms and insurance companies. Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments other than participant loans are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses—Certain administrative expenses of the Plan, such as legal and accounting fees, are generally paid by the Company while other administrative expenses are paid by the Plan. Effective December 17, 2004, all expenses incident to the administration of the Plan and the trust including but not limited to legal, accounting, and Trustee's fees shall be paid by the Plan. The Trustee may reimburse the Company for any expense paid by the Company that would otherwise have been properly chargeable to the Plan.

Continued

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Payment of Benefits—Benefit payments to participants are recorded upon distribution.

New Accounting Standard

During 2005, FASB Staff Position (FSP) AAG INV-1 and SOP 94-4-1, introduced, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans". This standard revises the financial statement presentation and requires extensive disclosures in connection with fully benefit-responsive contracts.

This accounting standard is effective for financial statements for annual periods ending after December 15, 2006. The Plan Administrator is currently evaluating the impact of this standard and does not believe the adoption of this standard will have an adverse effect on the Plan's net assets available for plan benefits.

3. INTEREST IN MASTER TRUST

The investments in the Master Trust at December 17, 2005 and December 18, 2004 are summarized as follows:

Investments:	2005		2004
Mutual funds:			
The Growth Fund of America	$ 23,305,205		$ 16,051,934
Franklin Small-Mid Cap Growth Fund	9,876,563		11,050,456
PIMCO Total Return Class	16,339,450		14,672,399
MFS Total Return Fund Class A	54,006,992	*	52,955,964
Franklin Small Cap Growth Fund II	50,146,310	*	45,617,152
INVESCO Dynamics Fund	9,067,912		7,927,115
Excelsior Value and Restructuring Fund	95,149,373	*	84,760,112
American Europacific Growth	50,201,225	*	34,846,719
Food Lion, LLC Master Trust Stable Value Fund	394,870,475	*	382,651,383
Delhaize Group American Depository Shares Fund	65,773,487	*	95,550,750
Common collective trust —IRT 500 Index Fund	22,018,616		20,058,391
Participant loans	67,646,084	*	72,289,559
Total investments	$ 858,401,692		$ 838,431,934
Plan's interest in net assets of Master Trust	$ 766,082,869		$ 752,700,505
Plan's interest in Master Trust as a percentage of the Total	89%		90%

*Investments that represent 5% or more of net assets available for benefits.

The investment income of the Master Trust for the years ended December 17, 2005 and December 18, 2004 are summarized as follows:

	2005	2004
Dividend and interest income	$ 26,427,960	$ 23,290,020
Net appreciation (depreciation) in fair value of investments:		
Mutual funds	27,734,167	26,126,050
Common collective trust	2,226,360	1,870,610
ADRs held by Delhaize Group American Depository Shares Fund	(14,127,113)	33,102,239
Net appreciation in fair value of investments	15,833,414	61,098,899
Net investment income of Master Trust	$ 42,261,374	$ 84,388,919

Continued

4. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain plan investments are shares of mutual funds and a common collective trust managed by INVESCO, an affiliate of the Trustee and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 17, 2005 and December 18, 2004, the Plan held 3,266,377 and 4,173,498 units, respectively, of the Delhaize Group American Depository shares fund, with a cost basis of $39,983,262 and $ 50,425,752, respectively.

5. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their accounts.

6. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated October 28, 2003, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the plan administrator and the Plan's legal counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Concluded

SUPPLEMENTAL SCHEDULE OF SELECTED FINANCIAL DATA

PROFIT-SHARING AND RETIREMENT PLAN OF FOOD LION, LLC
FORM 5500, SCHEDULE H, LNE 4i-SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
For the year ended December 17, 2005

(a)	(b) Identitiy of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Various participants	Participant loans (maturing 2006 to 2016 at interest rates of 5.00% to 11.75%)	**	$59,851,793

* Permitted party-in-interest

*Cost information is not required for participant-directed investments and, therefore, is not included

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefit Plan Committee authorized by the Board of Directors of Delhaize America, Inc. has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROFIT-SHARING AND RETIREMENT PLAN
OF FOOD LION, LLC

Date: June 15, 2006

By: /s/ Patricia R. Fulcher
Name: Patricia R. Fulcher
Member of the Benefit Plan Committee

EXHIBITS

The following Exhibits are being filed with this Annual Report on Form 11-K:

Exhibit Number	Exhibit
23.1	Consent of Independent Accountants, Deloitte & Touche LLP
23.2	Consent of Independent Accountants, Milligan and Company, LLC

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-64638 of Establissements Delhaize Freres et Cie "Le Lion" S.A. on Form S-8 of our report dated June 15, 2005, appearing in this Annual Report on Form 11-K of the Profit-Sharing and Retirement Plan of Food Lion, LLC for the year ended December 18, 2004.

Deloitte + Touche LLP

Charlotte, North Carolina
June 15, 2006

Exhibit 23.2

MILLIGAN & COMPANY, LLC
Consultants and Certified Public Accountants

Meeting the Toughest Challenges. Inspiring Confidence.SM

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement No. 333-64638 of Establissements Delhaize Freres et Cie "Le Lion" S.A. on Form S-8 of our report dated June 15, 2006, appearing in this Annual Report on Form 11-K of the Profit-Sharing and Retirement Plan of Food Lion, LLC for the year ended December 17, 2005.

Milligan & Company LLC

Milligan and Company, LLC
Philadelphia, Pennsylvania
June 15, 2006